UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-35715

JX Luxventure Group Inc.

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

As previously disclosed by JX Luxventure Group Inc., a corporation duly organized under the laws of the Republic of Marshall Islands (the “Company”), on April 13, 2026 the Company entered into a share exchange agreement (the “Share Exchange Agreement”) with Dazzly Investment, Inc., a privately held corporation organized under the laws of the Marshall Island (“Seller”), and all shareholders of the Seller (the “Seller Shareholders”), pursuant to which, the Company agreed to acquire from the Seller Shareholders an aggregate of 3,500 shares of capital stock of Seller (the “Purchased Shares”), constituting 10% of the total outstanding capital stock of the Seller, on a pro-rata basis, where each Seller Shareholder irrevocably agreed to sell and assign to the Company 10% of the Purchased Shares held by such Seller Shareholder, in exchange for the issuance of aggregate of 2,783,046 shares (the “Exchange Shares”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), on a pro rata basis.

On May 20, 2026, at the closing of the Share Exchange Agreement, which occurred upon satisfaction of all conditions set forth in the Share Exchange Agreement, the Company acquired the Purchased Shares from the Seller and issued to the Seller shareholders the Exchange Shares, where each Seller Shareholder received 397,578 Exchange Shares. Upon the issuance of the Exchange Shares, the Company has 12,059,877 shares of Common Stock issued and outstanding.

The Exchange Shares were issued by the Company in reliance upon exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended, and/or Regulation S promulgated by the Securities and Exchange Commission thereunder, as a transaction by an issuer not involving public offering.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2026	JX Luxventure Group Inc.

	By:	/s/ Sun Lei
Sun Lei
Chief Executive Officer

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